File No. 812-14352

As filed with the Securities and Exchange Commission on January 9, 2015

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

FEG ABSOLUTE ACCESS TEI FUND LLC

FEG ABSOLUTE ACCESS FUND LLC

FEG INVESTORS, LLC

201 East Fifth Street, Suite 1600
Cincinnati, Ohio 45202

Please direct all communications regarding this Application to:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
215-988-2700

With copies to:

Ryan Wheeler
FEG Investors, LLC
201 East Fifth Street, Suite 1600
Cincinnati, Ohio 45202
888-268-0333

This Application (including Exhibits) contains 21 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: FEG ABSOLUTE ACCESS TEI FUND LLC FEG ABSOLUTE ACCESS FUND LLC FEG INVESTORS, LLC Investment Company Act of 1940 File No. 812-14352
FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.	THE PROPOSAL

FEG Absolute Access TEI Fund LLC (the “Fund”), FEG Absolute Access Fund LLC (the “Master Fund”) and FEG Investors, LLC (the “Adviser”) (together, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer multiple classes of limited liability company units (“Units”)1 with varying sales loads and/or ongoing asset-based distribution and/or service fees. The Applicants request that the order also apply to any other continuously-offered registered closed-end management investment company existing now or in the future, for which the Adviser or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Adviser acts as investment adviser2, and which provides periodic liquidity with respect to its Units pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that each investment company presently intending to rely on the order requested in this Application is listed as an Applicant.

Each of the Fund and the Master Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company.  The Fund and the Master Fund are each classified as a non-diversified investment company under the 1940 Act. The Fund currently serves as the sole feeder fund in a master-feeder structure operating in accordance with Section 12(d)(1)(E) of the 1940 Act with the Master Fund.  As such, the Fund invests substantially all of its assets in units of the Master Fund through a Cayman Islands limited duration company (the “Offshore Fund”) in accordance with Commission staff guidance.  If the requested relief is granted, the Offshore Fund will be dissolved.  The Master Fund’s investment objective is to achieve capital appreciation in both rising and falling markets, although there can be no assurance that the Master Fund, and therefore the Fund, will achieve this objective.  The Master Fund invests to provide access to a number of independent investment advisers (“Portfolio Fund Managers”) and to achieve capital appreciation in rising and falling markets.

The Units are currently being offered in private placement transactions on a continuous basis at net asset value in reliance on the provisions of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).  Concurrent with this application for exemptive relief, the Fund is planning to publicly offer its Units.  The Fund currently issues a single class of Units (the “Initial Class”). The Units are sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.  Investors who subscribe for Units and are admitted to the Fund become members ("Members") of the Fund.  The Fund does not currently utilize a placement agent to sell Units in the Fund.  Any future placement agent or distributor/principal underwriter of the Fund (the “Distributor”) will be unaffiliated with the Adviser.

1
As used in this Application, “Units” includes any other equivalent designation of a proportionate ownership interest (such as shares or interests) of the Fund (or any other registered closed-end management investment company relying on the requested order).

2	The term “investment adviser” is as defined in Section 2(a)(20)(A) of the 1940 Act.

If the requested relief is granted, the Fund intends to redesignate its Initial Class as “Class I.”  Additionally, if the requested relief is granted, the Fund currently intends to continuously offer at least two additional classes of Units, “Class II” and “Class III,” with each class having its own fee and expense structure.  Units in the Initial Class are not currently subject to a sales load or distribution and/or service fees.  For Class III Units, sales of the Units will be subject to a front-end sales load based on the offering price of the Units (i.e., net asset value) for its services in conjunction with the sale of Units and/or the services provided to Members (the “Distribution Fee”).  Any waiver of, scheduled variation in, or elimination of a Distribution Fee will comply with the requirements of Rule 22d-1 under the 1940 Act as if that rule applied to closed-end management investment companies.  A Distributor would also be responsible for selecting and entering into sub-distribution agreements with brokers and dealers in connection with the offering of Units and for negotiating the terms of any such arrangements, pursuant to which the Distributor may pay some or all of any Distribution Fee to such third parties.

No market currently exists for the Units.  The Units will not be listed on any national securities exchange or quoted on any quotation medium and it is not currently expected that a substantial and regular secondary market for the Units will develop.  Although the Fund may offer to repurchase Units semi-annually in accordance with written tenders by Members and subject to the discretion of the Fund’s board of directors (the “Board,” and each member a “Director”), Units are not redeemable at an investor’s option.  Repurchases of the Fund’s Units are on such terms and conditions as the Fund’s Board may determine in its sole discretion.  In determining whether the Fund should offer to repurchase Units from Members, the Board considers the recommendations of the Adviser as to the timing of such an offer, whether the Master Fund’s board has determined to repurchase Master Fund units from members of the Master Fund, as well as a variety of operational, business and economic factors.  The Adviser expects to ordinarily recommend that the Board authorize the Fund to offer to repurchase Units from Members semi-annually with June 30 and December 31 valuation dates.  The Fund’s repurchase offers for Units are conducted pursuant to Rule 13e-4 under the 1934 Act.  As indicated above, the Fund currently issues Units of the Initial Class.  If the requested relief is granted, the Fund intends to issue Units of Class I, Class II and Class III, as described below.

As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Units of the Fund will represent investments in the same portfolio of securities but will be subject to different expenses.  Certain fees and expenses of such future classes may vary from Class I, Class II and Class II and will be disclosed in a new or revised prospectus covering such future class.  Thus, the net income attributable to, and any dividends payable on, each class of Units will differ from each other from time to time.  As a result, the net asset value of the classes may differ over time.

Under the proposal, each class of Units would be offered at net asset value, plus a sales load (if applicable to the class).  Each class may (but would not necessarily) be subject to asset-based distribution and/or service fees.  In addition, the Adviser or its affiliates may pay, out of their own assets, additional compensation to financial intermediaries in connection with the placement of Units or the servicing of Member accounts.  Each class of Units would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (the “NASD Conduct Rule 2830”)3, as if it applied to the Fund.  The structure of the proposed classes of Units is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this Application for an order is granted, the above classes of Units may or may not be offered. Additional classes of Units may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based distribution and/or service fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Partners Group Private Equity (Master Fund), LLC, et al., Investment Company Act Rel. Nos. 31046 (Notice) and 31075 (June 10, 2014) (Order); Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct.17, 2011) (Order).

3	Any reference to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by FINRA to NASD Conduct Rule 2830.

II.	STATEMENT OF FACTS

A.	The Applicants

The Fund is a Delaware limited liability company registered under the 1940 Act as a non-diversified closed-end management investment company. The Fund was organized under the laws of the state of Delaware on January 20, 2011 and commenced operations on April 1, 2011. The Fund currently operates as the sole feeder fund in a master-feeder structure with the Master Fund.

The Master Fund is a Delaware limited liability company registered under the 1940 Act as a non-diversified closed-end management investment company. The Master Fund was organized under the laws of the state of Delaware on January 18, 2008 and commenced operations on April 1, 2008. The Fund invests substantially all of its assets in units of the Master Fund through the Offshore Fund.

The Adviser is a Delaware limited liability company.  The Adviser serves as investment adviser to the Master Fund. The Adviser is registered with the Commission as an investment adviser under the Advisers Act.

B.	Current Structure and Characteristics

Foreside Fund Services, LLC, the Fund’s Distributor, is a limited liability company organized under the laws of Delaware.  Foreside Fund Services, LLC is registered with the Commission as a broker/dealer under the 1934 Act and is a member of the Financial Industry Regulatory Authority (“FINRA”).

Under its current structure, the Fund continuously offers Units in private placements in reliance on the provisions of Regulation D under the Securities Act; Units are sold only to “accredited investors,” as such term is defined thereunder.  Units are offered at their net asset value plus any applicable sales loads and may be purchased on the first business day of any month, or at such other times as the Board may determine. Applicants do not currently expect that a substantial and regular secondary market for the Units will develop.  If this Application for an order is granted, Units of the Fund will be offered during an initial public offering and in a continuous offering thereafter and will generally be offered as of the first day of each calendar month. Units will initially be issued at net asset value per Unit. Units will be sold only to “accredited investors.”

The Fund, as a closed-end investment company, does not continuously redeem Units as does an open-end management investment company. Units of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq.  In order to provide a limited degree of liquidity to Members, the Fund may from time to time offer to repurchase Units at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by Members.4 Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Fund currently offers a single class of Units which are not currently subject to a sales load or distribution and/or service fees.

C.	Proposed Class Structure and Characteristics

The Fund proposes to engage in a continuous offering of Units in the manner described below. The Fund proposes to offer multiple classes of Units, such as the Class I, Class II and Class III Units described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Units that the investor deems most beneficial, based on factors applicable to the investor, such as the use of a financial intermediary through which the Units will be purchased, the amount of the purchase or the length of time the investor expects to hold the Units. In the future, the Fund’s Board could adopt this or another sales charge structure.

4	Likewise, the Master Fund’s repurchase offers will be conducted pursuant to Rule 13e-4 under the 1933 Act.

Class I Units would be offered at net asset value and: (1) be subject to minimum initial investment requirements of $50,000, and minimum subsequent investment requirements of $25,000; and (2) be subject to an early repurchase fee at a rate of 2.00% of the aggregate net asset value of the Member’s Units repurchased by the Fund (the “Early Repurchase Fee”).5

Class II Units would be offered at net asset value and: (1) be subject to minimum initial investment requirements of $50,000, and minimum subsequent investment requirements of $25,000; (2) be subject to an annual asset-based distribution and/or service fee of 0.40%; and (3) be subject to the Early Repurchase Fee.

Class III Units would be offered at net asset value and: (1) be subject to sales load based on the offering price of the Units (i.e., net asset value); (2) be subject to minimum initial investment requirements of $50,000, and minimum subsequent investment requirements of $25,000; (3) be subject to an annual asset-based distribution and/or service fee of 1.00%; and (4) be subject to the Early Repurchase Fee.

The Early Repurchase Fee will equally apply to all classes of Units of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder.  Class I Units, Class II Units and Class III Units will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all classes of shares of the Fund

Actual fees approved and adopted may vary, but a class of Units could not have annual asset-based distribution and/or service fees in excess of those permitted by NASD Conduct Rule 2830.

The Fund is expected to adopt a distribution and/or service plan with respect to its Class I, Class II and Class III Units in compliance with Rules 12b-1 and 17d-3 under the 1940 Act6, as if those rules applied to closed-end management investment companies (the “Distribution and/or Service Plan”).  Any Distribution and/or Service Plan will be approved by a majority of the Fund’s Directors, including a majority of the Directors who are not “interested persons” of the Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and/or Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1.  Pursuant to the Distribution and/or Service Plan, the Fund may pay as compensation up to 0.40% on an annualized basis of the Fund’s net asset value attributable to Class II Units and up to 1.00% on an annualized basis of the Fund’s net asset value attributable to Class III Units to the Distributor or other qualified recipients under the Distribution and/or Service Plan.  The Distribution Fee will compensate the Distributor and/or selected brokers, dealers, or other financial intermediaries that provide personal services to Members and/or maintain Member accounts. Such Member services and maintenance may include, but are not limited to, establishing and maintaining Member accounts and records, processing subscription and repurchase transactions, answering inquiries regarding the Fund and its special features, and other services as may be agreed upon from time to time (which may vary depending on the applicable broker, dealer or other financial intermediary) and permitted by applicable statute, rule, or regulation. Applicants represent that these asset-based Distribution and/or Service Fees will comply with the provisions of NASD Conduct Rule 2830. No distribution and/or service fee is currently paid in respect of the Initial Class Units.

5
Units of the Fund will be subject the Early Repurchase Fee if the interval between the date of purchase of the Units and the valuation date with respect to the repurchase of those Units is less than eighteen months. The Early Repurchase Fee charged by the Fund is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a placement agent, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term Members for the expenses related to shorter term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Although the Fund does not currently intend to impose CDSCs, it would only do so in compliance with rule 6c-10 under the 1940 Act as if that rule applied to closed-end management investment companies.  The Fund would also make required disclosures in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund were an open-end investment company. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Members of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.

6	The Applicants will comply with Rules 12b-1 and 17d-3 as they may be amended or replaced in the future, as if those rules applied to closed-end management investment companies.

All distribution and/or service fees with respect to Class I or any new class of Units would be paid pursuant to a Distribution and/or Service Plan with respect to the applicable class.  Under any future Distribution and/or Service Plan, the Fund, either directly or through a distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Units and for related services provided to Members and/or the maintenance of Member accounts. Applicants represent that these asset-based distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830.

All expenses incurred by the Fund will be allocated among its various classes of Units based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated particularly with the Distribution and/or Service Plan of that class (if any), Member servicing fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses particular to that class.

In addition to any distribution and/or service fees, each class of the Fund may, by action of the Fund’s Board, also pay a different amount of the following expenses, as may be incurred by each class:

1.	administrative and/or accounting or similar fees;

2.	legal, printing and postage expenses related to preparing and distributing to current Members of a specific class materials such as Member reports, prospectuses, and proxies;

3.	Blue Sky fees incurred by a specific class;

4.	Commission registration fees incurred by a specific class;

5.	expenses of administrative personnel and services required to support the Members of a specific class;

6.	Directors’ fees incurred as a result of issues relating to a specific class;

7.	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

8.	incremental transfer agent fees and Member servicing expenses identified as being attributable to a specific class;

9.	account expenses relating solely to a specific class;

10.	expenses incurred in connection with any Member meetings as a result of issues relating to a specific class; and

11.
any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.7

From time to time, the Board of the Fund may create and offer additional classes of Units , or may vary the characteristics described above of Class I, Class II and Class III Units , including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and/or Service Plan as to such class; (2) voting rights with respect to a Distribution and/or Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Units allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values resulting from differences in fees under a Distribution and/or Service Plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. The Fund’s repurchase offers will be made to all of its classes of Units at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values resulting from differences in fees under a Distribution and/or Service Plan or in class expenses.

7	The Applicants note, however, that the Fund will not be a "Daily Dividend Fund" as defined in Rule 18f-3.

Because of the different distribution fees, member servicing fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Units may differ from each other from time to time. As a result, the net asset value of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of the Fund’s Units will be borne on a pro rata basis by each outstanding Units of that class.

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

8	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.9

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based distribution and/or service fees substantially similar to that for which Applicants seek relief. See, e.g., Partners Group Private Equity (Master Fund), LLC, et al., Investment Company Act Rel. Nos. 31046 (Notice) and 31075 (June 10, 2014) (Order); Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order).

B.	Multiple Classes of Units – Exemptions from Sections 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of the Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Units of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Members of different classes may pay different distribution fees, different Member services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.  Applicants state that the creation of multiple classes of Units of the Fund may thus potentially be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

9	Id. at 424.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Units without having to create new funds. Applicants believe that current and future Members will benefit if new classes of Units with different pricing structures are created providing Members with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Units that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Units, the use of a financial intermediary through which the Units will be purchased and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Units and provide investors with a broader choice of Member options.

By contrast, if the Adviser were required to sponsor the organization of new, separate funds rather than new classes of Units, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Members, as compared to the creation of additional classes of the Fund.

Under the Multiple Class System, holders of each class of Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Units than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.10

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s Units. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Members.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of Units with varying distribution and/or service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Units, except for differences related to repurchase offers.

10
See Inv. Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

In particular, the Fund proposes to offer Units continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of Units without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.11 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of Units. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Units on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Members. The Fund is also aware of the need for full disclosure of the main features of the structure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each class of Units offered. Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830. Applicants also represent that the Fund will disclose in each prospectus the fees, expenses and other characteristics of each class of Units offered for sale by that prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by Members during the reporting period in Member reports12 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads with respect to each class of Units offered for sale by that prospectus.13 The Fund will include any such disclosures in its Member reports and prospectuses to the extent required as if the Fund were an open-end fund. The Fund or Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.14 Upon the adoption of any such proposed rules or required disclosures, the Fund will contractually require that any Distributor of the Fund’s Units comply with such requirements in connection with the sale of Units of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.15 Applicants will comply with all such applicable disclosure requirements.

11
See, e.g., Partners Group Private Equity (Master Fund), LLC, et al., Investment Company Act Rel. Nos. 31046 (Notice) and 31075 (June 10, 2014) (Order); Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order).

12	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
13	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
14
See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

15	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.

The requested relief is substantially similar to prior exemptions granted by the Commission to Partners Group Private Equity (Master Fund), LLC, Blackstone Alternative Alpha Fund, Permal Hedge Strategies Fund, BlackRock Preferred Partners LLC, Versus Capital Multi-Manager Real Estate Income Fund LLC, and ASGI Agility Income Fund. In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

C.	Asset-Based Distribution and/or Service Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based distribution and/or service fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based distribution and/or service fee.

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.16

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and/or Service Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,17 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.18

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Units should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based distribution and/or service fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

16
Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based distribution and/or service fees discussed herein, but request this order to eliminate any uncertainty.

17	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).
18	Id.

VI.	APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and Rule 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time or replaced, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

The Fund’s governing documents will be amended to allow for the establishment and creation of different classes of Units.  The Board has adopted resolutions, attached as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

Authorization and Signatures

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Treasurer of FEG Absolute Access TEI Fund LLC, Christopher M. Meyer and Mary T. Bascom are authorized to sign and file this document on behalf of FEG Absolute Access TEI Fund LLC.

FEG Absolute Access TEI Fund LLC

By:	/s/ Christopher M. Meyer
Name:	Christopher M. Meyer
Title:	President
Date:	January 9, 2015

By:	/s/ Mary T. Bascom
Name:	Mary T. Bascom
Title:	Treasurer
Date:	January 9, 2015

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Treasurer of FEG Absolute Access Fund LLC, Christopher M. Meyer and Mary T. Bascom are authorized to sign and file this document on behalf of FEG Absolute Access Fund LLC.

FEG Absolute Access Fund LLC

By:	/s/ Christopher M. Meyer
Name:	Christopher M. Meyer
Title:	President
Date:	January 9, 2015

By:	/s/ Mary T. Bascom
Name:	Mary T. Bascom
Title:	Treasurer
Date:	January 9, 2015

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As President and Chief Financial Officer of FEG Investors, LLC, Christopher M. Meyer and Mary T. Bascom are authorized to sign and file this document on behalf of FEG Investors, LLC.

FEG Investors, LLC

By:	/s/ Christopher M. Meyer
Name:	Christopher M. Meyer
Title:	President
Date:	January 9, 2015

By:	/s/ Mary T. Bascom
Name:	Mary T. Bascom
Title:	Chief Financial Officer
Date:	January 9, 2015

List of Attachments and Exhibits

Exhibit A

1.	Verifications of FEG Absolute Access TEI Fund LLC
2.	Verifications of FEG Absolute Access Fund LLC
3.	Verifications of FEG Investors, LLC

Exhibit B - Resolutions

EXHIBIT A-1
VERIFICATIONS
RULE 0-2(d)

FEG ABSOLUTE ACCESS TEI FUND LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 9, 2015 for and on behalf of FEG Absolute Access TEI Fund LLC; that he is the President of FEG Absolute Access TEI Fund LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher M. Meyer
Christopher M. Meyer
President
FEG Absolute Access TEI Fund LLC

FEG ABSOLUTE ACCESS TEI FUND LLC
VERIFICATION

The undersigned states that she has duly executed the attached Application dated January 9, 2015 for and on behalf of FEG Absolute Access TEI Fund LLC; that she is the Treasurer of FEG Absolute Access TEI Fund LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary T. Bascom
Mary T. Bascom
Treasurer
FEG Absolute Access TEI Fund LLC

EXHIBIT A-2
VERIFICATIONS
RULE 0-2(d)

FEG ABSOLUTE ACCESS FUND LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 9, 2015 for and on behalf of FEG Absolute Access Fund LLC; that he is the President of FEG Absolute Access Fund LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher M. Meyer
Christopher M. Meyer
President
FEG Absolute Access Fund LLC

FEG ABSOLUTE ACCESS FUND LLC
VERIFICATION

The undersigned states that she has duly executed the attached Application dated January 9, 2015 for and on behalf of FEG Absolute Access Fund LLC; that she is the Treasurer of FEG Absolute Access Fund LLC; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary T. Bascom
Mary T. Bascom
Treasurer
FEG Absolute Access Fund LLC

EXHIBIT A-3
VERIFICATIONS
RULE 0-2(d)

FEG INVESTORS, LLC
VERIFICATION

The undersigned states that he has duly executed the attached Application dated January 9, 2015 for and on behalf of FEG Investors, LLC; that he is President of FEG Investors, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher M. Meyer
Christopher M. Meyer
President
FEG Investors, LLC

FEG INVESTORS, LLC
VERIFICATION

The undersigned states that she has duly executed the attached Application dated January 9, 2015 for and on behalf of FEG Investors, LLC; that she is Chief Financial Officer of FEG Investors, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mary T. Bascom
Mary T. Bascom
Chief Financial Officer
FEG Investors, LLC

EXHIBIT B
RESOLUTIONS

FEG ABSOLUTE ACCESS TEI FUND LLC
(the “Fund”)

Resolutions Adopted By the Board of Directors

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections l8(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of limited liability company units with varying sales loads, asset-based service and/or distribution fees, and/or early withdrawal charges; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.